DEYU AGRICULTURE CORP.
Room 808, Tower A
Century Centre, 8 North Star Road
Beijing, People’s Republic of China

December 13, 2010

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	Deyu Agriculture Corp. Request for Withdrawal of: Post Effective Amendment No. 1 to Registration Statement on Form S-8 Filed on December 7, 2010 File No. 333-170394

Ladies and Gentleman:

Deyu Agriculture Corp. (the “Company”) hereby requests the withdrawal of Post Effective Amendment No. 1 to its Registration Statement on Form S-8 (File No. 333-170394) as filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR on December 7, 2010 (the “Registration Statement”).

We are requesting a withdrawal solely due to the fact that the Registration Statement was filed via EDGAR using the incorrect tag “POS AM” instead of the correct tag “S-8 POS”.  We believe that such withdrawal is consistent with the public interest and the protection of investors.  The Registration Statement will be re-filed via EDGAR with the correct tag “S-8 POS”.

The Company  requests a withdrawal of the Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933, as amended.  Thank you for your assistance in the matter. Should you require further information, please contact Clayton E. Parker at (305) 539-3306 or Matthew Ogurick at (305) 539-3352.

Sincerely,

/s/ David Lethem

Chief Financial Officer